Exhibit 99.(a)(19)

FOR IMMEDIATE RELEASE

Contacts:	Media:	Investors:

	Chris Ward iBasis, Inc. 781-505-7557	Richard Tennant iBasis, Inc. 781-505-7409 ir@ibasis.net	Jeremy Jacobs / Ariel LeBoff Joele Frank, Wilkinson Brimmer Katcher 212-355-4449

LESS THAN 0.25% OF iBASIS’ OUTSTANDING SHARES NOT OWNED BY ROYAL KPN TENDERED INTO KPN’S UNSOLICITED TENDER OFFER

BURLINGTON, MASS. — August 24, 2009 — iBasis, Inc. (NASDAQ: IBAS) today commented on the results and extension of Royal KPN N.V.’s (AMS: KPN and OTC: KKPNY.PK) (“KPN”) unsolicited tender offer to acquire all of the outstanding shares of iBasis common stock not owned by KPN and its affiliates for $1.55 per share in cash, which was scheduled to expire on August 24, 2009 at midnight.  According to KPN’s filing with the Securities and Exchange Commission, only approximately 75,775 shares, or less than 0.25% of iBasis’ outstanding shares not owned by KPN, were tendered into the offer as of the close of business on August 21, 2009.

W. Frank King, Chairman of the Special Committee of iBasis’ Board of Directors, stated, “We greatly appreciate the strong support we have received from iBasis stockholders.  The very low number of shares tendered into KPN’s offer unequivocally demonstrates that iBasis stockholders believe that KPN’s unsolicited offer is grossly inadequate and significantly undervalues the Company’s current performance and long-term prospects.  Since the announcement of KPN’s offer, iBasis’ stock has consistently traded far above KPN’s offer price — further evidence that the market believes that KPN’s offer was grossly inadequate.

Mr. King concluded, “The Special Committee remains committed to maximizing value for all iBasis stockholders.  We have taken and will continue to take all necessary actions to protect the best interests of our stockholders.”

As previously announced, the Special Committee of the Board of Directors recommended, on behalf of iBasis, that iBasis’ stockholders reject KPN’s unsolicited tender offer to acquire all of the outstanding shares of iBasis common stock for $1.55 per share in cash and not tender their shares pursuant to the offer.  The Special Committee has unanimously determined that KPN’s offer is grossly inadequate, opportunistic and not in the best interests of iBasis’ minority stockholders.

Jefferies & Company, Inc. is serving as independent financial advisor and Gibson, Dunn & Crutcher LLP is serving as independent legal counsel to the Special Committee.

Stockholders with questions about the Special Committee’s recommendation or how to withdraw any tender of their shares may call the Special Committee’s information agent, Innisfree M&A Incorporated, toll-free at 888-750-5834.

About iBasis

Founded in 1996, iBasis (NASDAQ: IBAS) is a leading wholesale carrier of international long distance telephone calls and a provider of retail prepaid calling services and enhanced services for mobile operators. iBasis customers include KPN, KPN Mobile, E-Plus, BASE, TDC and many other large telecommunications carriers such as Verizon, Vodafone, China Mobile, China Unicom, IDT, Qwest, Skype, Telecom Italia, and Telefonica.  The Company carried approximately 24 billion minutes of international voice traffic in 2008. The Company can be reached at its worldwide headquarters in Burlington, Mass., USA at +1 781-505-7500 or on the Internet at www.ibasis.com.

iBasis is a registered mark of iBasis, Inc. All other trademarks are the property of their respective owners.

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